
metabolic

27 July, 2006


06015827

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
3 July 2006	ASX	Investory Roadshow – UK and Europe	3
11 July 2006	ASX	NRP Collaboration – Research on nerve protection compounds published in science journal	3
19 July 2006	ASX	Obesity Trial Update: First subject completes treatment	4
27 July 2006	ASX	Quarterly Investor Update	7

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC27-7-06.doc)



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2006

TIME: 10:30:48

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Roadshow - UK & Europe

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

ASX Announcement **3 July 2006**

Metabolic's Investor Roadshow: UK & Europe

Dr Roland Scollay, CEO of Metabolic Pharmaceuticals Limited (Metabolic), will be meeting with a variety of brokers and investors this week in the UK and other parts of Europe, in order to increase awareness of Metabolic. The presentation prepared for this roadshow provides an overview of Metabolic's business including an explanation of its high potential, advanced stage drugs, AOD9604 for obesity and osteoporosis, and ACV1 for neuropathic pain.

A copy of this roadshow presentation is also available at www.metabolic.com.au, following the tabs to Investor Relations and then to Presentations.

- ENDS -

About Metabolic
*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.*

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program (two trials) of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis, an oral delivery platform for peptides and a collaboration agreement with Neuren Pharmaceuticals Limited (ASX:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)
AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with results expected to be announced in March 2007.

Background to ACV1 (for Pain)
ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections and in several animal models of neuropathic pain provided substantial relief without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and a Phase 2A human clinical program (two trials) will commence in Q306.

Background information on the drug development process
The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1
Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2
Studies in a limited patient population designed to:
- *identify possible adverse effects and safety risks in the patient population (2A); and*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3
Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

File No. 82-34880



ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 AUG -8 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2006

TIME: 09:54:49

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NRP collaboration - Research published in science journal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic


neuren
pharmaceuticals

ASX Announcement **11 July 2006**

NRP collaboration: Research on nerve protection compounds published in science journal

- ***Research on Neural Regeneration Peptides (NRPs) has been published in international science journal, 'Experimental Cell Research'***
- ***NRPs have previously shown promising effects in a rat model of nerve damage and these results have been confirmed using a much lower dose***
- ***Formal preclinical development of NRPs expected to commence in 2007***

Neuren Pharmaceuticals (ASX: NEU) and Metabolic Pharmaceuticals (ASX: MBP) are pleased to announce the publication of Neuren's research that led to the discovery of the Neural Regeneration Peptides (NRPs) in the international, peer-reviewed journal, *Experimental Cell Research*. The paper entitled '*Neural regeneration protein is a novel chemoattractive and neuronal survival promoting factor*' outlines the discovery of novel genes that code for a neural regeneration peptide and describes its effects on nerve cells. A copy of the paper is available upon request from Neuren or Metabolic.

Dr Frank Sieg, the senior Neuren scientist on the NRP program, commented "this paper breaks new ground in detailing the effects of a brand new family of brain peptides. The scope of their therapeutic potential appears to be broad at this stage. Moreover, we've seen beneficial effects in vitro and in animal models at extremely low concentrations".

NRPs are a class of peptides that display a broad range of biological effects important for the protection and regeneration of nervous system tissue. Peripheral neuropathy, one of the potential therapeutic applications of the NRPs, is a relatively common and disabling condition characterised by nerve damage due to diseases such as diabetes, or as a result of other treatments, such as chemotherapy. In the US alone peripheral neuropathy affects as many as 2.5 million people and results in more than US$11 billion in health care costs. Currently the approved drugs for the treatment of peripheral neuropathy, which have combined sales in excess of US$2 billion per year, provide only symptomatic relief for pain and do not treat or prevent the underlying disease process.

Neuren and Metabolic agreed to jointly develop the NRP project in March 2005 with all intellectual property and commercial outcomes to be equally shared.

Previous animal study and in vitro data
Results from a recently reported animal study relevant to chemotherapy-induced neuropathy positively indicated that the current lead NRP compound, NNZ-4921, has good therapeutic potential. In the study, animals treated with the NRP compound, NNZ-4921, at 4 μg/kg/day showed significantly improved performance in several tests of movement and responsiveness, compared to controls, and displayed a significant reduction in the wasting that typically results from the induced neuropathic condition. These results support the substantial body of *in vitro* data, indicating that NRP compounds are potent neuroactive agents. Indeed, these results have since been successfully repeated with a 100-fold lower dose of the same NRP. Further information regarding these results can be found in the *ASX Announcement* released on 16 February 2006, available in the ***Investor Relations*** section of www.metabolic.com.au or www.neurenpharma.com.

Next steps in development
Metabolic and Neuren intend to move a lead compound towards the clinic as soon as practicable. Further studies to characterise the effects of NNZ-4921 and other NRP compounds in a range of animal models and at different doses are underway to select a lead compound to progress to human testing. Lead compound selection and manufacture for formal preclinical studies is expected to commence in 2007.

- ENDS -

About Neuren Pharmaceuticals

*Neuren Pharmaceuticals (**ASX**: NEU) is a biotechnology company developing novel therapeutics in the fields of neurotherapy and metabolic disorders. The Neuren portfolio consists of six product families, targeting markets with large unmet needs and limited competition. Neuren has two lead candidates, Glypromate® and NNZ-2566, targeting a range of acute and chronic neurological conditions. Neuren has commercial and development partnerships, including Pfizer, the US Army's Walter Reed Army Institute of Research and Metabolic Pharmaceuticals.*

For more information, please visit Neuren's website at www.neurenpharma.com.

About Metabolic Pharmaceuticals

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve peoples' lives and return value to stakeholders.*

*Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program (two trials) of its pain drug (ACV1) in Q306. Metabolic also has research programs targeting osteoporosis, type 2 diabetes, an oral delivery platform for peptides and a collaboration agreement with Neuren Pharmaceuticals Limited (**ASX**:NEU) in the field of nerve protection and regeneration. For more information, please visit the Company's website at www.metabolic.com.au.*

Neuren contact information:

David Clarke
Chief Executive Officer
dclarke@neurenpharma.com
T: 1800 259 181 (Australia)
T: +64 9 3 367 7167 ext 82308 (New Zealand)
M: +64 21 988 052

Rebecca Piercy
Buchan Consulting
rpiercy@bcg.com.au
T: +61 3 9866 4722
M: +61 422 916 422

Metabolic contact information:

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700



ASX
AUSTRALIAN STOCK EXCHANGE

File No. 82-34880

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/07/2006

TIME: 09:42:31

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Obesity Trial Update: First subject completes treatment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX Announcement

19 July 2006

Obesity trial update: First subject completes treatment

- ***First few subjects have completed treatment including 24 weeks of daily oral dosing of AOD9604; and***
- ***Last subject will complete the trial in December 2006 with results expected to be announced in March 2007.***

Metabolic Pharmaceuticals Limited (Metabolic) announced today that the first few subjects in the Phase 2B obesity trial, the ***OPTIONS*** Study, have completed treatment and the follow up visit. The ***OPTIONS*** Study is designed to assess weight loss at lower doses of AOD9604 than previously tested.

Dr Roland Scollay, CEO, commented "we are now approaching the tenth month of our ***OPTIONS*** Study and I'm very pleased to report that this large-scale, Phase 2B trial is progressing on time and on budget. We achieved a significant milestone earlier in the year by exceeding our enrolment target ahead of schedule, and we are excited to see the first few subjects complete treatment".

Previous announcements regarding this trial, made on 18 October 2005, 23 January 2006 and 2 May 2006 are available at www.metabolic.com.au following the tabs to ***Investor Relations*** and then to ***ASX Announcements***. The complete trial design is featured in the appendix to this announcement.

Background to AOD9604 for obesity

- AOD9604 is an orally active, 16-amino acid, peptide drug, based on a fragment of human Growth Hormone (hGH);
- AOD9604 has received numerous safety and tolerability checks through human clinical trials, and a previous Phase 2 efficacy trial demonstrated a very competitive average of 2kg weight loss more than placebo over a 12 week period, as well as other benefits such as improved cholesterol profile; and
- The drug's competitive advantages are its good safety and side-effect profile and its novel mechanism of action - AOD9604 addresses metabolism (fat burning) rather than acting as an appetite suppressant.

- ENDS -

APPENDIX

Trial Design

Number of subjects:	536 subjects enrolled, approximately equal number of men and women
Subject selection criteria:	▪ BMI* (Body Mass Index) 30-45 kg/m²; ▪ Age 18-65 years; and ▪ A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Expected completion date:	Last subject will complete the study in December 2006, results expected in March 2007
Blinding status:	Double-blinded (neither treating doctor nor subject knows whether the subject is receiving drug or placebo)
Placebo controlled:	Yes (one group receives only placebo – a tablet that looks the same as AOD9604 but has no drug)
Treatment route:	Oral (tablets)
Treatment frequency:	Once per day
Dose level:	Dose groups of 0, 0.25, 0.5 and 1 mg (the 0 group is the placebo group)
Primary end points:	▪ Weight loss over 12 weeks of treatment for any one of three daily AOD9604 oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and ▪ Safety and tolerability.
Secondary end points:	▪ Weight loss over 24 weeks of treatment; ▪ Comparison of the effects of the three different dose levels; ▪ Waistline reduction over 24 weeks of treatment; ▪ Body fat reduction assessed by whole body scans; and ▪ Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

* BMI is weight in kilograms divided by the square of the height in metres. Eg: 95 kg and 1.7 metres tall is 95/(1.7x1.7)=32.9. "Obese" is defined as BMI of 30 or above.

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is an ASX listed biotechnology company based in Melbourne, Australia with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.*

*Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence its Phase 2A human clinical program (two trials) of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting osteoporosis, type 2 diabetes, an oral delivery platform for peptides and a collaboration agreement with Neuren Pharmaceuticals Limited (**ASX**:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.*

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/07/2006

TIME: 09:42:21

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Q0uarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

QUARTERLY INVESTOR UPDATE NUMBER 14, 27 July 2006

Highlights

- **AOD9604, obesity: trial progressing well with 42 subjects completed treatment**
- **ACV1, pain: Phase 2A program in advanced planning**
- **AOD9604, osteoporosis drug: supplementary animal data show further benefit**
- **NRP project: nerve protection activity of compounds confirmed and published in international science journal**
- **2006 Annual Report will be sent to shareholders late September 2006**

KEY NEAR-TERM MILESTONES

- **Q306**: ***ACV1 for pain*** – Phase 2A program commences
- **Q406**: ***AOD9604 for obesity*** - Phase 2B trial, the ***OPTIONS*** Study, ends (last subject completes the trial)
- **March 2007**: ***AOD9604 for obesity*** – Phase 2B trial, the ***OPTIONS*** Study, results expected to be announced
- **H107**: ***ACV1 for pain*** – Phase 2A program, results expected to be announced for the first of two trials
- **2007**: ***NRP project*** - Lead compound selection and compound manufacture
- **2007**: ***AOD9604 for osteoporosis*** – Phase 2 trials commence
- **2007**: Possible licensing deal for AOD9604 and / or ACV1

Comments from the CEO, Dr Roland Scollay

"Welcome to our Quarterly Investor Update for Q206. I'm very pleased to report that our Phase 2B obesity trial, the ***OPTIONS*** Study, is continuing its progress on schedule. Recruitment for the trial was completed ahead of time, and to date 42 subjects have completed treatment. Our second Phase 2 program, which will evaluate our pain drug (ACV1), is scheduled to commence in late Q306.

We also have further developments in our preclinical pipeline to report. Firstly, supplementary animal data were released demonstrating additional beneficial effects of AOD9604 in the prevention and treatment of osteoporosis. Previous animal studies had indicated that AOD9604 has beneficial effects on cortical bone, and we now have data from these studies indicating that the drug also has beneficial effects on trabecular bone. In addition, we continue to see encouraging data on our exciting oral delivery platform for peptide drugs. This technology may enable some injected peptide drugs to be converted to drugs which can be taken orally".

Company highlights

- **High quality pipeline**
  (innovative clinical stage drugs targeting obesity, pain and osteoporosis)
- **High value pipeline**
  (drugs targeting high value, multi billion-dollar, growing markets with unmet needs)
- Current **cash reserves of A$21.4 million** - sufficient to fund medium-term development of all projects
- Ongoing **program to acquire (in-license)** additional preclinical and / or clinical stage projects

OBESITY

First subjects have completed treatment in the *OPTIONS* study

- 42 subjects have now completed treatment
- Trial ends in December 2006 with results expected to be announced in March 2007

To date 42 subjects in the Phase 2B obesity trial, the ***OPTIONS*** Study, have completed treatment. The ***OPTIONS*** Study is designed to assess weight loss at lower doses of AOD9604 than previously tested.

Earlier this year, Metabolic announced it had achieved a significant milestone by exceeding its recruitment target by enrolling 536 subjects for this large-scale Phase 2B trial.

Subjects are taking one of three daily doses of AOD9604 - 1 mg, 0.5 mg, 0.25 mg, or placebo, which is a nil dose. The subjects also receive diet and lifestyle advice during their 32 weeks in the study. The ***OPTIONS*** Study is double-blinded, which means that until the completion of the study neither the doctors nor the subjects (nor Metabolic) know who is receiving AOD9604 or placebo. The results will be known once all subjects have completed the study, and the data have been checked for integrity, "unblinded" and undergone statistical analysis and expert review.

The last subject is scheduled to complete the study in December 2006 and the results of the trial are expected to be announced in March 2007.

Previous announcements regarding this trial, made on 18 October 2005, 23 January, 2 May and 19 July 2006 are available at www.metabolic.com.au following the tabs to ***Investor Relations*** and then to ***ASX Announcements***.



Background

AOD9604 is a 16 amino acid, orally active peptide modelled on a fragment of the human growth hormone (hGH) molecule.

How it works: Levels of hGH are typically suppressed in the obese state and with increasing age. AOD9604 "replaces" the beneficial functions of hGH without the negative side effects of the whole hormone. Its unique mode of action is to stimulate metabolism of body fat, differentiating it from existing drugs which reduce calorie intake.

Previous results: The previous Phase 2B trial completed in Q404 showed weight loss in line with competing products, excellent tolerability with no evidence of the major side effects of existing drugs. The results also indicated doses at or below 1 mg may be optimal and accordingly, further testing is in progress.

Key obesity statistics and market potential: Currently over 1 billion people worldwide are either overweight or obese, and the available obesity prescription drugs are known to have limited effectiveness due to side effects and safety issues. The current market for prescription obesity drugs is valued at US$1 billion per annum with very high growth forecast, estimated to reach US$10-30 billion per annum.

PAIN

Phase 2A program expected to commence in late Q306

The Phase 2A program for neuropathic pain drug, ACV1, is in advanced preparation. It is anticipated that two trials exploring different neuropathic pain conditions will run in parallel. The studies will be conducted in Australia and the first trial design will be announced subsequent to ethics committee approval.

Phase 2A program expected to commence in late Q306

(continued)



Oral version

ACV1 is administered by subcutaneous injection. Metabolic has invented orally available analogs of ACV1, which have performed well in preclinical studies and an optimised oral version may become a follow on drug to ACV1. A patent application has been filed.

Background

ACV1 is a 16 amino acid peptide, conotoxin derived from an Australian cone snail. ACV1 is the first in a potential new class of drugs designed specifically to treat neuropathic (nerve) pain. Neuropathic pain is associated with diabetes, viral infections (e.g. shingles), sciatica, trauma and various other conditions.

How it works: ACV1 blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR).

Previous results: ACV1 provided substantial relief in several animal models of neuropathic pain without apparent adverse effects. It also appears to repair the damaged nerves. ACV1, delivered by subcutaneous injection, was well tolerated in humans over the full dose range tested in a Phase 1 trial completed in Q405.

Key neuropathic pain statistics and market potential: There are around 10 million people in the US who suffer from neuropathic pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The current market for neuropathic pain drugs is valued at US$2.5 billion and expected to double in five years.

PRECLINICAL PROGRAM

Supplementary animal data demonstrate further benefits of AOD9604 in osteoporosis

- Potential use of AOD9604 in the prevention and / or treatment of osteoporosis
- Supplementary animal data indicate that AOD9604 has beneficial effects on trabecular bone
- Two further animal studies in progress
- Working towards Phase 2 trials for osteoporosis in 2007

Earlier this year, Metabolic announced that its obesity drug, AOD9604, had shown beneficial effects in preventing bone loss and maintaining bone quality in a rat model of osteoporosis, and that the effect was primarily on one of the two critical types of bone, the cortical component. Supplementary data from this animal study have now confirmed that there are also beneficial effects on the other component, the trabecular bone. This is a very positive result in relation to the potential use of this drug in the prevention or treatment of human osteoporosis, a disease which typically involves loss of both types of bone.

Metabolic is pursuing this indication with vigour. The knowledge gathered about AOD9604 from previous obesity studies should enable the Company to progress to Phase 2 trials in 2007.

Two further animal studies have been commissioned to examine the effects of AOD9604 in osteoporosis over a wider range of daily oral doses (study has started, results expected Q406), and to examine whether AOD9604 shows beneficial effects in animals with established bone loss – that is, to see whether it works as a treatment for existing disease as well as prevention (study expected to start soon with results available in 2007). The dose finding experiment will determine whether the best dose for bone protection in animals is the same as the best anti-obesity dose. Metabolic expects that the best human AOD9604 dose for obesity reduction will be determined by the ***OPTIONS*** Study. Together, the human and animal data should then enable Metabolic to select the appropriate doses of oral AOD9604 to be used in Phase 2 human clinical trials in osteoporosis patients in 2007.

Supplementary animal data demonstrate further benefits of AOD9604 in osteoporosis *(continued)*

Background

How it works: The known biology and clinical experience with hGH as well as animal studies with AOD9604 indicate that the drug may have a role in the prevention and treatment of human osteoporosis, through direct stimulatory action on osteoblasts (bone building cells).

Key osteoporosis statistics and market potential: Currently over 30 million people in the US suffer from osteoporosis and this number will increase as the population ages. The current market for osteoporosis drugs is valued at around US$7 billion per annum with moderate-to-high growth potential.

Oral delivery platform for peptides

- This project aims to redesign existing injected peptides to allow for oral uptake



Metabolic has a project focussed on the redesign of existing injected peptides to enable oral uptake, based on an understanding of the structure of AOD9604, which was discovered to be inherently orally available.

The vast majority of peptides (fragments of proteins, or very small proteins) are broken apart by digestive enzymes or acid in the stomach and intestines before they have a chance to be absorbed into the body tissues, and so most peptide drugs cannot be taken by the patient-preferred oral route and are usually injected.

Metabolic has been testing a variant of its pain drug, ACV1, on a wide range of animal models. Animal data showing orally active analogs of ACV1 continue to be obtained. A range of candidate compounds in the ACV class are being screened to identify the most promising candidate for potential development as an orally dosable drug for neuropathic pain. The data with ACV1 provide proof-of-concept for this platform and application of this technology to other high-value, injected drugs is now underway.

Research on nerve protection compounds published in international science journal

- Research published in *Experimental Cell Research*
- Neural Regeneration Peptides (NRPs) have shown promising effects in a rat model of nerve damage
- Lead compound selection and manufacture to occur in 2007

In March 2005, Metabolic and Neuren Pharmaceuticals (NZ) agreed to jointly develop a class of peptides known as Neural Regeneration Peptides (NRPs), with all intellectual property, development costs and commercial outcomes to be equally shared.

NRPs are a class of peptides that display a broad range of biological effects important for the protection and regeneration of nervous system tissue. Peripheral neuropathy is a relatively common and disabling condition characterised by nerve damage due to diseases such as diabetes, or as a result of other treatments, such as chemotherapy. In the US alone, peripheral neuropathy affects as many as 2.5 million people and results in more than US$11 billion in health care costs.

During Q206, Metabolic announced the publication of research that led to the discovery of NRPs in the international, peer-reviewed journal, *Experimental Cell Research*. Publication in a peer-reviewed journal supports the quality and credibility of the science behind the NRPs.

Previous animal study and in vitro data

Results from a recently reported animal study relevant to chemotherapy-induced neuropathy positively indicated that the current lead NRP compound, NNZ-4921, has good therapeutic potential. In the study, animals treated with the NRP compound, NNZ-4921, showed significantly improved performance in several tests of movement and responsiveness, compared to controls, and displayed a significant reduction in the wasting that typically results from the induced neuropathic condition.

Research on nerve protection compounds published in international science journal

(continued)

These results support the substantial body of *in vitro* data, indicating that NRP compounds are potent neuroactive agents. Further information regarding these results can be found in the *ASX Announcement* released on 16 February 2006, available in the ***Investor Relations*** section of www.metabolic.com.au or www.neurenpharma.com.

Next steps in development

Metabolic and Neuren intend to move a lead compound into human clinical trials as soon as practicable. Further studies to characterise the effects of NNZ-4921 and other NRP compounds in a range of animal models and at different doses are under way to select a lead compound to progress to human testing. A lead compound is expected to be selected and manufactured for formal preclinical studies in 2007.

OTHER NEWS

Receive shareholder mail via email instead of paper to save $$$ and our trees

Advantages:

- Receive shareholder information speedily and efficiently
- Reduce paper waste
- Help Metabolic save costs
- Short email alerts will direct you to documents on the internet, so your inbox won't be overloaded

As a shareholder, you may choose to receive certain communications from Metabolic by email instead of by post. This means that whenever Metabolic posts a shareholder mailing you will receive an email giving the address of the website from where an electronic copy of the document can be viewed and downloaded. The document itself will not be sent with the email and you will no longer receive a hard copy of that document by post.

Although Metabolic actively encourages shareholders to make use of this service it is appreciated that not everybody will find it suitable or convenient.

Typically, Metabolic sends its shareholders *Quarterly Investor Updates*, *Annual Reports* and *Annual General Meeting information* by post.

How do I register for electronic shareholder mail?

Visit www.computershare.com.au and follow these easy steps:

- Click on 'Investor Centre'
- Click on 'Email Address Update'
- Insert 'MBP' into the company code box
- You will then need to enter your personal security information (Holder Identification Number or Securityholder Reference Number; postcode or country) and click 'submit'
- You will be asked to select which publications you wish to receive via email. Enter your email address and click 'submit'

Privacy

Please note that email addresses registered for electronic communication purposes are kept confidential and will not be made publicly available or used by the Company for any purpose other than communicating with you as a shareholder.

2006 Annual Report

Metabolic's 2006 Annual Report is currently being prepared and will be posted to Shareholders in late September 2006. Currently one third of Metabolic's shareholder base has requested **not** to be sent hard copies of the Company's Annual Report. If you prefer to receive Annual Reports electronically, or not at all please follow the instructions above.

Financial Update

As at 30 June 2006 the Company had a strong cash position of A$21.4 million.

Investor Relations initiatives

- Metabolic participated in several Investor Roadshows and biotechnology investment conferences during Q206

The CEO of Metabolic, Dr Roland Scollay has been promoting Metabolic as an investment proposition to investors and brokers through roadshows and conference presentations in Melbourne, Sydney, Boston and New York. During Q206, Dr Scollay presented and/or chaired sessions at the following biotechnology conferences:

- Bio Relationships Conference - Boston (April 2006);
- 2006 Australian Biotechnology Expo - New York (April 2006);
- BBY/Jefferies Life Sciences Conference - New York (April 2006);
- AusBiotech CEO Conference - Gold Coast (May 2006); and
- Pacific Growth Equities' 2006 Life Sciences Growth Conference - San Francisco (June 2006).

In addition, a domestic, east-coast Investor Roadshow was conducted with a variety of brokers and investors, in order to increase local awareness of the Company. Corporate presentations are available at www.metabolic.com.au in the ***Investor Relations*** section.

Metabolic's Drug Pipeline


R&D
Preclinical
Phase I
Phase II
Phase III
Current global markets (2005)
Obesity: AOD9604 (oral)
Neuropathic Pain: ACV1 (injected)
Osteoporosis: AOD9604 (oral)
Nerve Regeneration: NRP (injected)
(50:50 Collaboration with Neuren)
Neuropathic Pain: ACVx (oral)
Type 2 Diabetes: ADD
Oral Peptide Delivery Platform
?
AOD9604 has been successfully tested for safety and tolerability in obesity trials. Therefore, a Phase 1 human clinical trial for osteoporosis may not be required.
Obesity: <US$1B, with high growth potential, forecasts of up to US$30B
Neuropathic pain: est. US$2.5B, expected to double in five years
Osteoporosis: >US$7B, with moderate-to-high growth potential
Nerve repair: <US$1B, with high growth potential (no current drugs)
Diabetes: >US$10B, with high growth potential
Oral peptide delivery platform: The redesign of existing injected peptides to enable oral uptake is based on an understanding of the structure of AOD9604. This platform has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Got feedback?

If you have any feedback about this Quarterly Investor Update or any other Company matters, please email diana.attana@metabolic.com.au or send your fax to +61 3 9860 5777.

Company contact details

Level 3, 509 St Kilda Road
Melbourne Vic 3004 Australia
T: +61 3 9860 5700
F: +61 3 9860 5700
E: info@metabolic.com.au
W: www.metabolic.com.au

Forward Looking Statement

Certain statements in this Quarterly Investor Update contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2005, copies of which are available from the Company or at www.metabolic.com.au.